# SEC Schedule 13D/A (Amendment No. 39) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L301
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 09/03/2025
Filed by CIK 0001823719
Persons authorized to receive notices and communications: Ms. Margarita Veniou, Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- Semiramis Paliou: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,730,036; sole dispositive power 0; shared dispositive power 7,730,036; aggregate amount beneficially owned 7,730,036 (52.26% of the class)
- Tuscany Shipping Corp. (CIK 0001823719): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,792,579; sole dispositive power 0; shared dispositive power 4,792,579; aggregate amount beneficially owned 4,792,579 (41.72% of the class)
- 4 Sweet Dreams S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,537,457; sole dispositive power 0; shared dispositive power 2,537,457; aggregate amount beneficially owned 2,537,457 (27.48% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 39 (the "Amendment No. 39") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on December 10, 2021 (the "Schedule 13D") as amended on February 2, 2022, February 3, 2023, February 24, 2023, April 28, 2023, July 6, 2023, October 6, 2023, October 16, 2023, October 20, 2023, November 14, 2023, November 22, 2023, December 20, 2023, January 11, 2024, January 19, 2024, February 7, 2024, February 22, 2024, March 6, 2024, March 14, 2024, March 28, 2024, April 11, 2024, April 17, 2024, April 29, 2024, June 11, 2024, June 26, 2024, August 2, 2024, August 28, 2024, October 1, 2024, October 17, 2024, December 2, 2024, December 23, 2024, February 11, 2025, February 25, 2025, March 11, 2025, April 15, 2025, June 13, 2025, July 11, 2025, July 22, 2025, July 24, 2025 and August 1, 2025 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 39 is being filed to report an increase in the percentage ownership of Shares that the Reporting Persons may be deemed to beneficially own though its ownership of the Issuer's Series C Preferred Stock and Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Persons' option (subject to certain ownership restrictions contained in the Series C Preferred Stock and Series D Preferred Stock's statements of designation, together the "Statements of Designation") as a result of a change in the Issuer's outstanding common stock and a change in the Series C Preferred Stock's and the Series D Preferred Stock's conversion price.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 39 to the Schedule 13D is being filed on behalf of Semiramis Paliou ("Paliou"), a citizen of Greece, Tuscany Shipping Corp., a Marshall Islands corporation ("Tuscany"), and 4 Sweet Dreams S.A. a Marshall Islands corporation ("4 Sweet Dreams"). Paliou, Tuscany and 4 Sweet Dreams are collectively referred to as the "Reporting Persons" Paliou is the owner of all of the issued and outstanding shares of Tuscany and 4 Sweet Dreams, respectively, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany and 4 Sweet Dreams, respectively.
Residence or business address: The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the Issuer's 2021 Equity Incentive Plan, as amended and restated, 6,980 awarded Series C Convertible Preferred Shares (the "Series C Preferred Stock"), have vested, of which the Reporting Persons own 3,640 shares of the Series C Preferred Stock, and in accordance with their terms, have become convertible, at the Reporting Persons' option, giving effect to certain ownership restrictions contained in the Series C Preferred Stock's statement of designation, including that the shares of Series C Preferred Stock shall not be convertible into the Issuers' Shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding Shares.

As partial consideration for the Issuer's purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. ("Diana Shipping"), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the "Series D Preferred Stock") to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer's Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022 and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders (other than those electing to receive shares of Series D Preferred Stock) of record as of the respective distribution record dates (the "Record Dates"), on a pro rata basis (both distributions referred to as the "Distributions"). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Persons, as common shareholders of Diana Shipping as of the Record Dates, elected to receive their Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Persons may be deemed to have beneficial ownership of Shares through their ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Persons' option, subject to certain ownership restrictions contained in the Series D Preferred Stock's statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuers' common shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Pursuant to a share purchase agreement dated October 15, 2024 (the "Share Purchase Agreement"), Tuscany purchased shares of Series D Preferred Stock from Abra Marinvest Inc. for due consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Paliou is a director and the Chairperson of the Board of Directors and the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares in connection with the Issuer's equity awards and the Series D Preferred Stock in connection with the Distributions and the Share Purchase Agreement as described herein solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the other members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 3, 2025, the Issuer had 6,696,039 Shares outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Tuscany is the record holder of (i) 9,404 shares of Series D Preferred Stock, convertible into an aggregate of 4,792,579 Shares, representing 41.72% of the Issuer's issued and outstanding Shares which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of Tuscany. 4 Sweet Dreams is the holder of (i) 1,339 shares of Series D Preferred Stock, convertible into an aggregate of 682,397 Shares, representing 7.39% of the Issuer's issued and outstanding Shares and (ii) 3,640 shares of Series C Preferred Stock, convertible into an aggregate of 1,855,060 Shares, representing 20.09% of the Issuer's issued and outstanding Shares, both of which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of 4 Sweet Dreams. Therefore, Paliou may be deemed to, indirectly, beneficially own 7,330,036 Shares, representing 52.26% of the Issuer's issued and outstanding Shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 4,792,579 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 2,537,457 Shares. Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 7,330,036 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 20, 2023, the Issuer issued 1,200 shares of its newly-designated Series E Preferred Stock (the "Series E Preferred Stock"), par value $0.01 per share, to Paliou.

The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the Shares, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Issuer, subject to up to 15% of the total number of votes entitled to be cast on matters put to shareholders of the Issuer. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into Shares at a conversion price equal to the 10-trading day trailing VWAP of the Issuer's Shares, subject to certain adjustments, at any time after (i) the cancellation of all of the Issuer's Series B Preferred Stock or (ii) the transfer for all of the Issuer's Series B Preferred Stock (collectively, a "Series B Event"). The 15% limitation discussed above shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder's immediate family members and to affiliated persons or entities, with the prior consent of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement (previously filed).

## Signatures
- Semiramis Paliou: /s/ Semiramis Paliou, Semiramis Paliou (09/04/2025)
- Tuscany Shipping Corp.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (09/04/2025)
- 4 Sweet Dreams S.A.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (09/04/2025)